AUG 27 2003

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Hauser, Inc.
Exact Name of Registrant as Specified in Charter

0000773723
Registrant CIK Number

Form 8-K FOR 8-27-03
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-17174
SEC File Number, if available

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 8th day of August 2003.

HAUSER, INC.

By:

Name: Kenneth C. Cleveland

Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED JULY 31, 2003 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

MONTHLY OPERATING REPORT

FOR THE MONTH ENDED JULY 31, 2003

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

COPY

Office of the United States Trustee

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	Debtor In Possession Operating Report Report Number: For the period- FROM: July 1, 2003 TO: July 31, 2003

RECEIVED
2003 AUG 15 P 1:05
OFFICE OF US TRUSTEE
LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	200,413	2,204,700
Overdue - 31 - 60 Days	153,796	1,024,815
Overdue - 61 - 90 Days	52,800	457,143
Overdue - 91 - 120 Days	31,420	48,578
Overdue - Over 121 Days		276,011
TOTAL	438,429	4,011,247

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
Adron Inc.	Monthly	1,950	8/1/2003		

* Explanation for Non-Payment: In addition, debtors are accruing interest to Wells Fargo Bank, NA, at the rate of 1.5% per annum consistent with the terms of the cash collateral agreement.

4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	N/A		
State Payroll and Withholding Taxes	N/A		
State Sales and Use Taxes			
Real Property Taxes			

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None - See Note below	$ 250	8/1/2003	250	3902	$ 250
Note: BIE disbursements are included in Total Disbursements for Quarter in Hauser, Inc.'s Operating Report consistent with U.S. Trustee Statement						

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 8/12/2003

Thomas W Hanlon

Debtor In Possession or Trustee
Secretary/Treasurer

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 4

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	04/01/03-04	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	8/19/2003	8/17/2003
Property	St. Paul/Acordia	See Below	11/1/2003	7/31/2003
Real Property	St. Paul/Acordia	4,139,502	Same	"
Personal Property	St. Paul/Acordia	918,487	Same	"
Machinery	St. Paul/Acordia	9,654,327	Same	"
Business Income	St. Paul/Acordia	11,000,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	11/1/2003	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/1/2003	7/31/2003
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2003	11/1/2003
Excess	St. Paul/Acordia	5,000,000	11/1/2003	7/31/2003
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2003	7/31/2003
Cargo	St. Paul/Acordia	1,000,000	11/1/2003	7/31/2003
Foreign Liability	St. Paul/Acordia	2,000,000	11/1/2003	7/31/2003
Fiduciary	Chubb/Acordia	1,000,000	11/1/2003	7/31/2003
Crime/Employee Dishonest	St. Paul/Acordia	200,000	11/1/2003	7/31/2003

Botanicals International Extracts, Inc.
July 31, 2003
Actual vs. Budget
(dollars in thousands)

	Current Month Actual	Four Months Ended Year-to-date Actual
Sales	$2,089	$7,421
Cost of Sales	1,743	5,959
Gross margin	346	1,462
Sales and marketing	193	729
G & A expenses	68	321
Total	261	1,050
Contribution	**85**	**413**
Corporate Services	185	765
Operating income (loss)	**(100)**	**(352)**
Interest expense	(37)	(124)
Profit (Loss) before Other Income (Expense)	**(137)**	**(476)**
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	**(137)**	**(476)**
Income taxes	-	-
Net income (loss)	**($137)**	**($476)**

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

RECEIVED
2003 AUG 15 P 1:05
OFFICE OF US TRUSTEE
LOS ANGELES CA

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor In Possession Operating Report** Report Number: 4 For the period- FROM: July 1, 2003 TO: July 31, 2003

1. Profit and Loss Statement (Accrual Basis Only)

A. Related In Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	511,036	74,716
Overdue - 31 - 60 Days	4,067	174,639
Overdue - 61 - 90 Days	4,354	171,871
Overdue - 91 - 120 Days	(2)	-
Overdue - Over 121 Days		713,389
TOTAL	519,455	1,134,615

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	8/12/2003		
Micron Commercial Computer Svs	Quarterly	93	8/24/2003		
Micron Leasing	Monthly	324	8/15/2003		
Fleet Capital Leasing (Micron Lease buyout)	Monthly	4,234	8/15/2003		
Xerox Corporation	Monthly	202	7/21/2003		202
Xerox Corporation	Quarterly	2,297	8/1/2003		
Xerox Corporation	Monthly	1,040	7/21/2003		1040
Advanced Trailer Leasing	Monthly	139	8/15/2003		
Advanced Trailer Leasing	Monthly	159	8/15/2003		
Advanced Trailer Leasing	Monthly	139	8/15/2003		
McDonald Farms	Monthly	3,044	8/1/2003		
Western Disposal	Monthly	1,559	8/20/2003		
Hasler Mailing Systems & Solutions	Quarterly	47	8/21/2003		
Continental Development Corp.	Monthly	2,925	8/1/2003		
Rocky Net	Monthly	935	8/3/2003		
Bay 4 Capital	Monthly	9,635	7/1/2003		9635

* Explanation for Non-Payment: In addition, debtors are accruing interest to Wells Fargo Bank, NA, at the rate of 1.5% per annum consistent with the terms of the cash collateral agreement.

- Invoices from Xerox charged the wrong tax rate. We are working to get the bills corrected.
- Hauser, Inc. is in negotiations with Bay 4 Capital to buyout the existing lease.

4. Tax Liability:

Gross Payroll Expense for Period: 201,536

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	6/30/2003	53,355	
State Payroll and Withholding Taxes	6/30/2003	7,794	
State Sales and Use Taxes	None		55
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 113,266
Kaye Scholer LLP	Attorney	$ 178,194
Peitzman, Glassman, Weg & Kempinsky LLP	Attorney	$ 80,000
Deloitte & Touche LLP	Attorney	$ 55,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
June 30,2003	$ 6,997,191	$ 10,000	8/7/2003	10,000	3946	$ -
Note: Hauser, Inc. and Botanicals International Extracts, Inc. disbursements are combined and included in Total Disbursements for Quarter in Hauser, Inc.'s Operating Report consistent with U.S. Trustee Statement reporting.						

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 8/13/2003

Thomas W Hanlon

Debtor In Possession or Trustee
Chief Financial Officer

Liability Recap	Taxes Debited	Federal Income Tax	9,163.60			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,172.07			
		Social Security - ER	4,172.05			
		Social Security Adj - EE	.00			
		Medicare - EE	1,168.98			
		Medicare - ER	1,168.66			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	2,865.11			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	.00			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	61.57			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945088353		22,772.54		
	Other Transfers	ADP Direct Deposit Account Number 4945088353		47,104.25		
		Wage Garnishments Account Number 4375668922		791.87		
		Total Amount Debited From Your Accounts			70,668.66	Total Liability 70,668.66
	Bank Debits and Other Liability	Checks		10,553.63		81,222.29
		Adjustments/Prepay/Voids		.00		81,222.29
	Taxes - Your Responsibility	None This Payroll				
						81,222.29

ADP Statistical Summary Recap

HAUSER, INC (HP)
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 6956
Quarter Number: 3

Period Ending: 07/05/2003
Pay Date: 07/11/2003
Current Date: 07/07/2003

Week 28
Page 1

Section	Item	Rate	You are responsible for Depositing these amounts: EE withheld	You are responsible for Depositing these amounts: ER contrib.	Amount debited from your account: EE withheld	Amount debited from your account: ER contrib.	Total	Grand Total	
Net Pay	Checks								
	Direct Deposits					10,553.63			
	Subtotal Net Pay					47,104.25			
	Adjustments						57,657.88		
	Total Net Pay Liability (Net Cash)					.00			
Taxes							57,657.88		
Federal	Federal Income Tax				9,183.80				
	Earned Income Credit Advances								
	Social Security								
	Medicare				4,172.07	4,172.05			
	Federal Unemployment Tax				1,168.98	1,168.96			
	Subtotal Federal				14,504.85	5,341.01	19,845.86		
State	CA State Income Tax				302.11				
	CA State Unemployment/Disability Ins-ER	3.5000							
	CA State Disability Insurance-EE				61.57				
	Subtotal CA				363.68		363.68		
	CO State Income Tax				2,563.00				
	CO State Unemployment/Disability Ins-ER	3.3200							
	Subtotal CO				2,563.00		2,563.00		
	Total Taxes		.00	.00	17,431.53	5,341.01	22,772.54		
	Amount ADP Debited From Account 4945086353		Tran/ABA 121000248					22,772.54	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				47,104.25				
	Amount ADP Debited From Account 4945086353		Tran/ABA 121000248					47,104.25	Employee Transaction
	Wage Garnishments				791.87				
	Amount ADP Debited From Account 4375660822		Tran/ABA 121000248					791.87	
Total Amount ADP Debited From Your Accounts								70,668.66	

ADP Statistical Summary Detail

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 6956
Quarter Number: 3

Period Ending: 07/05/2003 Week 28
Pay Date: 07/11/2003 Page 2
Current Date: 07/07/2003

Liability Recap	Taxes Debited	Federal Income Tax	17,520.70			
		Earned Income Credit Advances	.00			
		Social Security - EE	6,318.69			
		Social Security - ER	6,318.72			
		Social Security Adj - EE	.00			
		Medicare - EE	1,871.00			
		Medicare - ER	1,671.01			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	4,752.11			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	.00			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	115.56			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086353		38,376.79		
	Other Transfers	ADP Direct Deposit Account Number 4945086053		67,827.12		
		Wage Garnishments Account Number 4375886922		791.87		
		Total Amount Debited From Your Accounts			106,995.78	Total Liability 106,995.78
	Bank Debits and Other Liability	Checks		11,932.17		118,927.95
		Adjustments/Prepay/Voids		.00		118,927.95
	Taxes - Your Responsibility	None This Payroll				
						118,927.95

ADP Statistical Summary Recap

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 8450
Quarter Number: 3

Period Ending: 07/19/2003 Week 30
Pay Date: 07/25/2003 Page 1
Current Date: 07/21/2003

Net Pay	Checks					11,932.17		
	Direct Deposits					67,827.12		
	Subtotal Net Pay						79,759.29	
	Adjustments					.00		
	Total Net Pay Liability (Net Cash)						79,759.29	
Taxes			You are responsible for Depositing these amounts		Amount debited from your account			
Federal	Agency	Rate	EE withheld	ER contrib.	EE withhold	ER contrib.		
	Federal Income Tax				17,529.70			
	Earned Income Credit Advances							
	Social Security				6,318.69	6,318.72		
	Medicare				1,671.00	1,671.01		
	Federal Unemployment Tax							
	Subtotal Federal				25,519.39	7,989.73	33,509.12	
State	CA State Income Tax				860.11			
	CA State Unemployment/Disability Ins-ER	3.5000						
	CA State Disability Insurance-EE				115.56			
	Subtotal CA				975.67		975.67	
	CO State Income Tax				3,892.00			
	CO State Unemployment/Disability Ins-ER	3.3200						
	Subtotal CO				3,892.00		3,892.00	
	Total Taxes		.00	.00	30,387.06	7,989.73	38,376.79	
	Amount ADP Debited From Account 4945086353		Tran/ABA 121000248					38,376.79 Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				67,827.12			Employee Transaction
	Amount ADP Debited From Account 4945086353		Tran/ABA 121000248					67,827.12
	Wage Garnishments				791.87			
	Amount ADP Debited From Account 4973886922		Tran/ABA 121000248					791.87
Total Amount ADP Debited From Your Accounts								106,995.78

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 4

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	04/01/03-04	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	8/19/2003	8/17/2003
Property	St. Paul/Acordia	See Below	11/1/2003	7/31/2003
Real Property	St. Paul/Acordia	4,139,502	Same	"
Personal Property	St. Paul/Acordia	918,487	Same	"
Machinery	St. Paul/Acordia	9,654,327	Same	"
Business Income	St. Paul/Acordia	11,000,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	11/1/2003	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/1/2003	7/31/2003
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2003	11/1/2003
Excess	St. Paul/Acordia	5,000,000	11/1/2003	7/31/2003
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2003	7/31/2003
Cargo	St. Paul/Acordia	1,000,000	11/1/2003	7/31/2003
Foreign Liability	St. Paul/Acordia	2,000,000	11/1/2003	7/31/2003
Fiduciary	Chubb/Acordia	1,000,000	11/1/2003	7/31/2003
Crime/Employee Dishonest	St. Paul/Acordia	200,000	11/1/2003	7/31/2003

Hauser, Inc.
July 31, 2003
Actual vs. Budget
(dollars in thousands)

	Current Month Actual	Four Months Ended Year-to-date Actual
Sales	$133	$1,523
Cost of Sales	$205	$1,219
Gross margin	(73)	304
Sales and marketing	44	194
G & A expenses	243	1,202
Total Operating Cost	288	1,396
Contribution	**(360)**	**(1,092)**
Corporate Services	(229)	(934)
Operating income (loss)	**(131)**	**(158)**
New products expense	(65)	(263)
Interest expense	(58)	(192)
Profit (Loss) before Other Income (Expense)	**(254)**	**(613)**
Chapter 11 Reorganization Costs	(426)	(818)
Profit (loss) before tax	**(680)**	**(1,430)**
Income taxes	-	-
Net income (loss)	**($680)**	**($1,430)**

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 4

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Operating Report** Report Number: For the period- FROM: July 1, 2003 TO: July 31, 2003

RECEIVED
2003 AUG 15 PM 2:05
OFFICE OF US TRUSTEE
LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	81,826	394,164
Overdue - 31 - 60 Days		197,801
Overdue - 61 - 90 Days		40,596
Overdue - 91 - 120 Days		10,064
Overdue - Over 121 Days		
TOTAL	81,826	642,625

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
US Filter	Semi-annual	110	12/1/2003	None	
US Filter	Quarterly	63	10/15/2003	None	
GE Capital	Monthly	1,058	9/12/2003	None	
Advanced Trailer Leasing	Monthly	134	8/31/2003	None	
Neopost	Monthly	227	8/22/2003	None	
Pure Water	Monthly	250	8/20/2003	None	
Quantum Analytics	Monthly	3,701	8/20/2003	None	
Trinity Capital	Monthly	261	8/25/2003	None	
6800 Broadway Bsn Ctr	Monthly	27,175	9/1/2003	None	
Woodspear Properties	Monthly	12,245	9/1/2003	None	

* Explanation for Non-Payment: In addition, debtors are accruing interest to Wells Fargo Bank, NA, at the rate of 1.5% per annum consistent with the terms of the cash collateral agreement.

4. Tax Liability:

Gross Payroll Expense for Period: **171,529**

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	by - 7/31/2003	43,358	-
State Payroll and Withholding Taxes	by - 7/31/2003	5,866	-
State Sales and Use Taxes	None	-	3,379
Real Property Taxes			

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	1,287,397	5,000	8/12/2003	5,000	11613	0

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 8/12/2003

Thomas W Hanlon

Debtor In Possession or Trustee
Title - Secretary / Treasurer

Liability Recap	Taxes Debited	Federal Income Tax	8,142.41			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,880.53			
		Social Security - ER	4,880.53			
		Social Security Adj - EE	.00			
		Medicare - EE	1,141.48			
		Medicare - ER	1,141.41			
		Medicare Adj - ER	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	2,750.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	3.65			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086361		22,940.18		
	Other Transfers	ADP Direct Deposit Account Number 4945086361		45,364.80		Total Liability
		Total Amount Debited From Your Account			68,304.48	68,304.48
	Bank Debits and Other Liability	Checks		12,279.16		80,583.64
		Adjustments/Prepay/Voids		.00		80,583.64
	Taxes - Your Responsibility	None This Payroll				
						80,583.64

ADP® Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 6956
Quarter Number: 3

Period Ending : 07/05/2003
Pay Date : 07/10/2003
Current Date : 07/07/2003

Week 28
Page 1

MSS

NSS

		Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.		
Net Pay	Checks					12,279.16		
	Direct Deposits					45,364.30		
	Subtotal Net Pay						57,643.46	
	Adjustments					.00		
	Total Net Pay Liability (Net Cash)						57,643.46	
Taxes								
Federal	Agency							
	Federal Income Tax				8,142.41			
	Earned Income Credit Advances							
	Social Security				4,880.53	4,880.53		
	Medicare				1,141.45	1,141.41		
	Federal Unemployment Tax							
	Subtotal Federal				14,164.39	6,021.94	20,186.33	
State	CO State Income Tax				2,750.00			
	CO State Unemployment/Disability Ins-ER	.6200				3.85		
	Subtotal CO				2,750.00	3.85	2,753.85	
	Total Taxes		.00	.00	16,914.39	6,025.73	22,940.18	
	Amount ADP Debited From Account 4945086361		Tran/ABA 121000248					22,940.18
Other	ADP Direct Deposit				45,364.30			
Transfers	Amount ADP Debited From Account 4945086361		Tran/ABA 121000248					45,364.30
Total Amount ADP Debited From Your Accounts								68,304.48

Excludes Taxes That Are Your Responsibility

44 Employee Transactions

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 6956
Quarter Number: 3

Period Ending : 07/05/2003
Pay Date : 07/10/2003
Current Date : 07/07/2003

Week 28

Liability Recap	Taxes Debited	Federal Income Tax	9,920.38			
		Earned Income Credit Advances	.00			
		Social Security - EE	5,385.88			
		Social Security - ER	5,085.87			
		Social Security Adj - EE	.00			
		Medicare - EE	1,254.92			
		Medicare - ER	1,254.92			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	9.86			
		State Income Tax	3,100.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	11.84			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086361		26,283.66		
	Other Transfers	ADP Direct Deposit Account Number 4945086361		49,475.72		Total Liability
		Total Amount Debited From Your Account			75,759.37	75,759.37
	Bank Debits and Other Liability	Checks		13,264.06		89,023.43
		Adjustments/Prepay/Voids		.00		89,023.43
	Taxes - Your Responsibility	None This Payroll				89,023.43

ADP Statistical Summary Recap

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 8450
Quarter Number: 3

Period Ending : 07/19/2003
Pay Date : 07/24/2003
Current Date : 07/21/2003

Week 30
Page 1

NSS

		Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.		
Net Pay	Checks					13,264.08		
	Direct Deposits					49,475.72		
	Subtotal Net Pay						62,739.78	
	Adjustments					.00		
	Total Net Pay Liability (Net Cash)						62,739.78	
Taxes								
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.		
	Federal Income Tax				9,920.38			
	Earned Income Credit Advances							
	Social Security				5,365.86	5,365.87		
	Medicare				1,254.92	1,254.92		
	Federal Unemployment Tax					9.86		
	Subtotal Federal				16,541.16	6,630.65	23,171.81	
State	CO State Income Tax				3,100.00			
	CO State Unemployment/Disability Ins-ER	.6200				11.84		
	Subtotal CO				3,100.00	11.84	3,111.84	
	Total Taxes		.00	.00	19,641.16	6,642.49	26,283.65	
	Amount ADP Debited From Account 4945086351		Tran/ABA 121000248					26,283.65
Other Transfers	ADP Direct Deposit				49,475.72			
	Amount ADP Debited From Account 4945086351		Tran/ABA 121000248					49,475.72
Total Amount ADP Debited From Your Accounts								75,759.37

Excludes Taxes That Are Your Responsibility

45 Employee Transactions

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 8450
Quarter Number: 3

Period Ending: 07/19/2003
Pay Date: 07/24/2003
Current Date: 07/21/2003

Week 30
Page 2

WSS

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	04/01/03-04	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	8/19/2003	8/17/2003
Property	St. Paul/Acordia	See Below	11/1/2003	7/31/2003
Real Property	St. Paul/Acordia	4,139,502	Same	"
Personal Property	St. Paul/Acordia	918,487	Same	"
Machinery	St. Paul/Acordia	9,654,327	Same	"
Business Income	St. Paul/Acordia	11,000,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	11/1/2003	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/1/2003	7/31/2003
California	No autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt. Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2003	11/1/2003
Excess	St. Paul/Acordia	5,000,000	11/1/2003	7/31/2003
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2003	7/31/2003
Cargo	St. Paul/Acordia	1,000,000	11/1/2003	7/31/2003
Foreign Liability	St. Paul/Acordia	2,000,000	11/1/2003	7/31/2003
Fiduciary	Chubb/Acordia	1,000,000	11/1/2003	7/31/2003
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	11/1/2003	7/31/2003

Hauser Technical Services
Hauser Contract Research Organization
Summary Income Statement
July 31, 2003
(dollars in thousands)

	Month Actual	Year-to-date Actual
Sales	$507	2,027
Cost of sales	389	1,574
Gross margin	118	453
Sales and marketing	10	47
R & D expenses		
G & A expenses	25	94
Total	35	141
Contribution	83	312
Corporate Services	44	169
Operating income (loss)	**39**	**143**
Interest expense	(13)	(41)
Profit (loss) before tax	**$26**	**$102**

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 4

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
	None	
Total Legal and Professional Fees		

Other Non-Operating Expenses

	None	
Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

RECEIVED

In re: Zetapharm Inc. A New York Corporation Debtor Chapter 11 Case No: LA 03-18802-BB	**Debtor In Possession Operating Report** Report Number: 4 For the period- FROM: July 1, 2003 TO: July 31, 2003

2003 AUG 15 P 1:05
OFFICE OF U.S. TRUSTEE
LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related In Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas, Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

No activity for this period

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	None	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		(103)
Overdue - Over 121 Days		(4,366)
TOTAL		(4,469)

3. Statement of Status of Payments to Secured Creditors and Lessors:

Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Post-Petition Payments Not Made* Number	Amount
None					

* Explanation for Non-Payment: In addition, debtors are accruing interest to Wells Fargo Bank, NA, at the rate of 1.5% per annum consistent with the terms of the cash collateral agreement.

4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
30-Jun-03	None	$ 250	8/1/2003	250	3903	$ 250

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 8/12/2003

Thomas W Hanlon
Debtor In Possession or Trustee
Secretary/Treasurer

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 4

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	04/01/03-04	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	8/19/2003	8/17/2003
Property	St. Paul/Acordia	See Below	11/1/2003	7/31/2003
Real Property	St. Paul/Acordia	4,139,502	Same	"
Personal Property	St. Paul/Acordia	918,487	Same	"
Machinery	St. Paul/Acordia	9,654,327	Same	"
Business Income	St. Paul/Acordia	11,000,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	11/1/2003	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/1/2003	7/31/2003
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2003	11/1/2003
Excess	St. Paul/Acordia	5,000,000	11/1/2003	7/31/2003
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2003	7/31/2003
Cargo	St. Paul/Acordia	1,000,000	11/1/2003	7/31/2003
Foreign Liability	St. Paul/Acordia	2,000,000	11/1/2003	7/31/2003
Fiduciary	Chubb/Acordia	1,000,000	11/1/2003	7/31/2003
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	11/1/2003	7/31/2003

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 4

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

RECEIVED AUG 15 P 1:05 OFFICE OF US TRUSTEE LOS ANGELES CA

In re: Hauser, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor in Possession Interim Statement** Statement Number: 4 For the period- FROM: 7/1/2003 TO: 7/31/2003

CASH ACTIVITY ANALYSIS (Cash Basis Only)	**General Account**	**Payroll Account**	**Tax Account**
A. Total Receipts per all Prior Interim Statements	7,131,397	-	-
B. Less: Total Disbursements per all Prior Statements	6,997,191	-	-
C. Beginning Balance (A less B)	134,206	-	-
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
7/10: Wholesale lockbox dept for Microbac & other misc receipts	19,107		
7/11: Misc receipts deposited by Hauser for Cobra, etc.	306		
7/16: Misc receipts deposited by Hauser for Cobra, etc.	27		
7/16: Wholesale lockbox dept for Electrical COOP pmt	30		
7/18: Reimbursement for 7/17 Wire Transfer Payment (Itochu)	38,980		
7/31: Misc receipts deposited by Hauser for Cobra, etc.	297		
7/31: Corporate services and interest payment from HTS for July to Hauser.	107,000		
From Detail Sheet "D"	2,855,269	-	-
TOTAL RECEIPTS THIS PERIOD (D):	3,021,015	-	-
E. Balance Available (C plus D)	3,155,221	-	-
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)			
Reconciliation adjustment to June cash balance	178		
From Detail Sheet "F"	2,873,900	-	-
TOTAL DISBURSEMENTS HIS PERIOD (F):	2,874,078	-	-
G. Ending Balance (E less F)	281,144	-	-

H. Depositories	Depository Name / Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA	4945 063790
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA	4945 086353
(3) Tax Account	none	

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	**Location**	
Petty Cash	El Segundo, CA	not to exceed $500
Petty Cash	Longmont, CO	not to exceed $1000

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: 8/12/03

Thomas W Hanlon

Debtor In Possession or Trustee Signature
Chief Financial Officer

Office of the United States Trustee

In re: Hauser, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement		
Statement Number:		4
For the period-		
	FROM:	7/1/2003
	TO:	7/31/2003

Date of Receipt	Description	General Account	Payroll Account	Tax Account
1-Jul		239,753		
2-Jul		270,075		
3-Jul		247,241		
7-Jul		20,139		
8-Jul		503,448		
9-Jul		42,455		
10-Jul		47,599		
11-Jul		39,262		
14-Jul		18,854		
15-Jul		84,622		
16-Jul		175,529		
17-Jul		19,091		
18-Jul		97,034		
21-Jul		42,626		
22-Jul		105,078		
23-Jul		41,338		
24-Jul		305,229		
25-Jul		52,124		
28-Jul		5,037		
29-Jul		167,610		
30-Jul		312,719		
31-Jul		18,409		
Hauser A/R	267,411			
BIE A/R	2,587,858			
TOTAL RECEIPTS on this		2,855,269		

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation Debtor	Debtor In Possession Interim Statement Statement Number: 4 For the period- FROM: 7/1/2003 TO: 7/31/2003
Chapter 11 Case No: LA 03-18795-BB	

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
	See attached			2,873,900		
TOTAL DISBURSMENTS on this page (Total will automatically carry to p.1)				2,873,900		

Hauser, Inc
Debtor In Possession Interim Statement #4
July 1 to July 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
1	003490	7/29/2003	NOLAN ANDERSON	(38)		(38)	Emp Exp Rept - void replace w/ #3873 (8/1)	All Other Expense
2	003608	7/1/2003	ROADWAY	937		937	Freight	Inventory
3	003609	7/1/2003	MCDONALD FARMS ENTERPRISES	3,558		3,558	Waste Removal Service	All Other Expense
4	003610	7/1/2003	ADRON, INC.		1,950	1,950	Boonton Office Rent	All Other Expense
5	003611	7/1/2003	BIOMER, INCORPORATED		12,650	12,650	Contract Manufacturing Supervisor	All Other Expense
6	003612	7/1/2003	CBT INTERNATIONAL, INC.		9,251	9,251	Customs Broker	Inventory
7	003613	7/1/2003	FRUTAROM		1,120	1,120	Inventory	Inventory
8	003614	7/1/2003	BAY 4 CAPITAL PARTNERS, LLC	9,635		9,635	Telephone Lease	All Other Expense
9	003615	7/1/2003	CHEMICAL ABSTRACTS SERVICE	79		79	Research Articles	All Other Expense
10	003616	7/1/2003	CONTINENTAL DEVELOPMENT LP	2,886		2,886	El Segundo Office Rent	All Other Expense
11	003617	7/1/2003	KINDERMORGAN	16,738		16,738	Utilities - Hauser	All Other Expense
12	003618	7/1/2003	PROCESS TECHNOLOGIES	1,758		1,758	Inventory	Inventory
13	003619	7/1/2003	QWEST	571		571	Telephone Services	All Other Expense
14	003620	7/1/2003	WATERMARK	257		257	Patent Fee	All Other Expense
15	003621	7/1/2003	WESTERN OVERSEAS CORPORATION	3,074		3,074	Inventory	Inventory
16	003622	7/1/2003	COVANCE LABORATORIES	340		340	Product Testing	All Other Expense
17	003623	7/2/2003	SUNLINE EXPRESS SYSTEMS, INC.		1,957	1,957	Freight	Inventory
18	003624	7/2/2003	MOTOR CARGO	525		525	Freight	Inventory
19	003625	7/3/2003	ACT TELECONFERENCING SERVICES	173		173	Teleconferencing Service	All Other Expense
20	003626	7/3/2003	AETNA	2,597		2,597	Dental Premium - July	Payroll
21	003627	7/3/2003	THE ANALYTICA GROUP, INC.	20		20	Product Testing	All Other Expense
22	003628	7/3/2003	BI NUTRACEUTICALS	1,031		1,031	Inventory	Inventory
23	003629	7/3/2003	BOB ROUNTREE, M.D.	400		400	Consulting	All Other Expense
24	003630	7/3/2003	CGLIC-PHOENIX EASC	22,007		22,007	Medical Premium - July	All Other Expense
25	003631	7/3/2003	CHARLES CANTRELL	72		72	Employee Expense Report	All Other Expense
26	003632	7/3/2003	COLE-PARMER INSTRUMENT CO.	169		169	Operating Supplies	All Other Expense
27	003633	7/3/2003	DENVER INDUSTRIAL PUMPS	439		439	Operating Supplies	All Other Expense
28	003634	7/3/2003	FEDERAL EXPRESS	70		70	Freight	All Other Expense
29	003635	7/3/2003	GE CAPITAL	108		108	Lease Pymt	All Other Expense
30	003636	7/3/2003	GREAT WESTERN BUG MAN	52		52	Pesticide Control	All Other Expense
31	003637	7/3/2003	HITACHI HIGH TECHNOLOGIES	851		851	Operating Supplies	All Other Expense
32	003638	7/3/2003	INDUSTRIAL CHEMICALS CORP.	9,072		9,072	Inventory	Inventory
33	003639	7/3/2003	JEFFERSON PILOT FINANCIAL	848		848	Life Insurance - July	Payroll
34	003640	7/3/2003	KC MAINTENANCE & SNOW REMOVAL	555		555	Lawn Service	All Other Expense
35	003641	7/3/2003	KELLY SERVICES	3,314		3,314	Temporary Services	All Other Expense
36	003642	7/3/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Fees	All Other Expense
37	003643	7/3/2003	KENNETH CLEVELAND ASSOCIATES	1,706		1,706	Expense Reimbursement	All Other Expense
38	003644	7/3/2003	SCOTT KINDERWATER	452		452	Employee Expense Report	All Other Expense
39	003645	7/3/2003	ROD LENOBLE	435		435	Employee Expense Report	All Other Expense
40	003646	7/3/2003	MOUNTAIN STATES EMPLOYERS	159		159	Class - Jean Paulson	All Other Expense
41	003647	7/3/2003	QWEST	84		84	Phone Service	All Other Expense
42	003648	7/3/2003	SERVICE UNIFORM RENTAL	358		358	Uniform Service	All Other Expense
43	003649	7/3/2003	THOMAS HANLON	190		190	Expense Reimbursement	All Other Expense
44	003650	7/3/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Fees	All Other Expense
45	003651	7/3/2003	UNIVANCE TELECOMMUNICATIONS	248		248	Long Distance - Hauser	All Other Expense
46	003652	7/3/2003	THE ANALYTICA GROUP, INC.	40		40	Product Testing	All Other Expense

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
47	003653	7/3/2003	COVANCE LABORATORIES	800		800	Product Testing	All Other Expense
48	003654	7/3/2003	AARON INDUSTRIES, INC.		2,145	2,145	Inventory	Inventory
49	003655	7/3/2003	BI NUTRACEUTICALS		4,249	4,249	Inventory	Inventory
50	003656	7/3/2003	BIOMER, INCORPORATED		4,215	4,215	Expense Reimbursement	All Other Expense
51	003657	7/3/2003	JIMMY'S TRUCKING INC.		75	75	Inventory-Freight	Inventory
52	003658	7/3/2003	KELATRON CORPORATION		12,234	12,234	Inventory	Inventory
53	003659	7/3/2003	MODESTI BROTHERS, INC.		738	738	Inventory-Freight	Inventory
54	003660	7/3/2003	QWEST		72	72	Phone Service	All Other Expense
55	003661	7/3/2003	UNITED PARCEL SERVICES		1,119	1,119	Freight	All Other Expense
56	003662	7/3/2003	COVANCE LABORATORIES		2,000	2,000	Product Testing	All Other Expense
57	003663	7/3/2003	SAUL BENNETT	804		804	Consulting/Credit Manager	All Other Expense
58	003664	7/7/2003	WELLS FARGO BANK, N.A.	34,123		34,123	Wells Fargo Legal reimbursement	Other
59	003665	7/8/2003	FUNKE FILTER CO.	340		340	Operating Supplies	All Other Expense
60	003666	7/8/2003	THE ANALYTICA GROUP, INC.	248		248	Wastewater Testing	All Other Expense
61	003667	7/8/2003	COVANCE LABORATORIES	480		480	Product Testing	All Other Expense
62	003668	7/8/2003	PROCESS TECHNOLOGIES	3,344		3,344	Inventory	Inventory
63	003669	7/8/2003	SUNLINE EXPRESS SYSTEMS, INC.		397	397	Inventorty-Freight	Inventory
64	003670	7/8/2003	VOID	-		-	Void	Void
65	003671	7/8/2003	VOID	-		-	Void	Void
66	003672	7/8/2003	CAMERON & BARKLEY	1,589		1,589	Operating Supplies	All Other Expense
67	003673	7/8/2003	SBC	954		954	Telephone Services - El Segundo	All Other Expense
68	003674	7/9/2003	ADVANCED AIR	209		209	Operating Supplies	All Other Expense
69	003675	7/10/2003	JCM FREIGHT	2,034		2,034	Inventory	Inventory
70	003676	7/10/2003	BS ANTHEM BLUE CROSS	240		240	Insurance	Insurance
71	003677	7/10/2003	AT&T WIRELESS	181		181	Cell Phone Service - Buck/Klaus	All Other Expense
72	003678	7/10/2003	BUREAU OF NATIONAL AFFAIRS INC	654		654	Fixed Assets program - annual renewal	All Other Expense
73	003679	7/10/2003	CENTRAL WELD COUNTY WATER DIST	523		523	Water Service	All Other Expense
74	003680	7/10/2003	CHEM-AQUA	780		780	Water Treartment Service	All Other Expense
75	003681	7/10/2003	DUANE COWGER	974		974	Employee Expense Report	All Other Expense
76	003682	7/10/2003	MILE HI CULLIGAN WATER, INC.	149		149	Drinking Water Service	All Other Expense
77	003683	7/10/2003	EARTH LINK INC.	116		116	Internet Service - Boonton	All Other Expense
78	003684	7/10/2003	EXPRESS SERVICES, INC.	3,705		3,705	Temporary Services	All Other Expense
79	003685	7/10/2003	FEDERAL EXPRESS	93		93	Freight	All Other Expense
80	003686	7/10/2003	FLEET CAPITAL LEASING	4,234		4,234	2nd of 3 Pymt Computer Buy Out	All Other Expense
81	003687	7/10/2003	GE CAPITAL	203		203	Lease Pymt	All Other Expense
82	003688	7/10/2003	INDUSTRIAL CHEMICALS CORP.	1,247		1,247	Inventory	Inventory
83	003689	7/10/2003	VOID	-		-	Void	Void
84	003690	7/10/2003	KC MAINTENANCE & SNOW REMOVAL	299		299	Lawn Maintenance Service	All Other Expense
85	003691	7/10/2003	KEITH JEPSEN	500		500	Professional Services	All Other Expense
86	003692	7/10/2003	KELLY SERVICES	5,318		5,318	Temporary Services	All Other Expense
87	003693	7/10/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Fees	All Other Expense
88	003694	7/10/2003	LAMPORTS FILTER MEDIA, INC.	1,181		1,181	Operating Supplies	All Other Expense
89	003695	7/10/2003	LINWELD	84		84	Cylinders	All Other Expense
90	003696	7/10/2003	M TECH	675		675	Cooler Service	All Other Expense
91	003697	7/10/2003	MCMASTER-CARR	649		649	Operating Supplies	All Other Expense
92	003698	7/10/2003	METRO WASTEWATER RECLAMATION	2,126		2,126	Hauled Waste - May	All Other Expense

Hauser, Inc
Debtor In Possession Interim Statement #4
July 1 to July 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
93	003699	7/10/2003	MICRON LEASING	401		401	Lease Pymt	All Other Expense
94	003700	7/10/2003	NEXTEL COMMUNICATIONS	436		436	Cell Phone Service - Hauser Park	All Other Expense
95	003701	7/10/2003	DENVER RESERVE	727		727	Payroll	All Other Expense
96	003702	7/10/2003	JEFFERSON PILOT FINANCIAL	137		137	Voluntary Life - July	All Other Expense
97	003703	7/10/2003	RFI INGREDIENTS	9,004		9,004	Inventory	Inventory
98	003704	7/10/2003	SERVICE UNIFORM RENTAL	190		190	Uniform Service	All Other Expense
99	003705	7/10/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expense
100	003706	7/10/2003	TOP HAT SUPPLY COMPANY	600		600	Operating Supplies	All Other Expense
101	003707	7/10/2003	VISION SERVICE PLAN	187		187	Vision Service - July	Payroll
102	003708	7/10/2003	VWR INTERNATIONAL	111		111	Operating Supplies	All Other Expense
103	003709	7/10/2003	XEROX CORPORATION	1,531		1,531	Rental - June & July	All Other Expense
104	003710	7/10/2003	FLORA RESEARCH	750		750	Product Testing	All Other Expense
105	003711	7/10/2003	METAL WAREHOUSE	415		415	Operating Supplies	All Other Expense
106	003712	7/10/2003	MOUNTAIN ROSE HERBS	39		39	Operating Supplies	All Other Expense
107	003713	7/10/2003	PCI MEMBRANE SYSTEMS, INC.	75		75	Operating Supplies	All Other Expense
108	003714	7/10/2003	PROCESS TECHNOLOGIES	3,072		3,072	Inventory	Inventory
109	003715	7/10/2003	AARON INDUSTRIES, INC.		10,223	10,223	Inventory	Inventory
110	003716	7/10/2003	ALPHA LABS		400	400	Product Testing	All Other Expense
111	003717	7/10/2003	AMT LABS, INC.		1,235	1,235	Inventory	Inventory
112	003718	7/10/2003	AMZAC ENTERPRISES, INC.		1,555	1,555	Inventory	Inventory
113	003719	7/10/2003	BI NUTRACEUTICALS		4,937	4,937	Inventory	Inventory
114	003720	7/10/2003	DANSTAR FERMENT A.G.		75	75	Freight	All Other Expense
115	003721	7/10/2003	EXTRACTS AND INGREDIENTS		4,620	4,620	Inventory	Inventory
116	003722	7/10/2003	FLAROMA		28,313	28,313	Inventory	Inventory
117	003723	7/10/2003	KELATRON CORPORATION		2,416	2,416	Inventory	Inventory
118	003724	7/10/2003	KEN LEHAT & ASSOCIATES, INC.		400	400	Inventory	Inventory
119	003725	7/10/2003	MODESTI BROTHERS, INC.		1,210	1,210	Inventory	Inventory
120	003726	7/10/2003	PRODUCTS DISTRIBUTION, INC.		557	557	Inventory	Inventory
121	003727	7/10/2003	UNITED PARCEL SERVICES		1,488	1,488	Freight	All Other Expense
122	003728	7/10/2003	VERIZON		328	328	Main Service Line for Boonton	All Other Expense
123	003729	7/10/2003	COACH INDUSTRIES INC.		152,250	152,250	Inventory	Inventory
124	003730	7/10/2003	THE FINISHING TOUCH JANITORIAL	2,414		2,414	Janitorial Service	All Other Expense
125	003731	7/10/2003	SAUL BENNETT	804		804	Consulting/Credit Manager	All Other Expense
126	003732	7/10/2003	COVANCE LABORATORIES		324	324	Product Testing	All Other Expense
127	003733	7/10/2003	COACH INDUSTRIES INC.		51,000	51,000	Inventory	Inventory
128	003734	7/10/2003	QUEST INTERNATIONAL FLAVORS	4,134		4,134	Inventory	Inventory
129	003735	7/14/2003	BI NUTRACEUTICALS		2,400	2,400	Product Testing	All Other Expense
130	003736	7/14/2003	COVANCE LABORATORIES		2,000	2,000	Product Testing	All Other Expense
131	003737	7/14/2003	SHUSTER LABRATORIES		560	560	Product Testing	All Other Expense
132	003738	7/14/2003	ANALYTICA GROUP, INC.	24		24	Wastewater Analysis	All Other Expense
133	003739	7/15/2003	SUNLINE EXPRESS SYSTEMS, INC.		340	340	Inventory-Freight	All Other Expense
134	003740	7/17/2003	AMZAC ENTERPRISES, INC.		1,616	1,616	Freight	All Other Expense
135	003741	7/17/2003	BI NUTRACEUTICALS		575	575	Inventory	Inventory
136	003742	7/17/2003	CBT INTERNATIONAL, INC.		998	998	Customs Broker	All Other Expense
137	003743	7/17/2003	HOLMAN DISTRIBUTION CENTER		868	868	Inventory	Inventory
138	003744	7/17/2003	KELATRON CORPORATION		1,000	1,000	Inventory	Inventory

Hauser, Inc

Debtor In Possession Interim Statement #4

July 1 to July 31, 2003

Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
139	003745	7/17/2003	MODESTI BROTHERS, INC.		1,033	1,033	Inventory	Inventory
140	003746	7/17/2003	NATIONAL KASHRUTH		200	200	Inventory	Inventory
141	003747	7/17/2003	PRODUCTS DISTRIBUTION, INC.		7,032	7,032	Inventory	Inventory
142	003748	7/17/2003	UNITED PARCEL SERVICES		3,300	3,300	Freight	All Other Expense
143	003749	7/17/2003	PLANT BIOACTIVES		350	350	Product Testing	All Other Expense
144	003750	7/17/2003	ACT TELECONFERENCING SERVICES	134		134	Teleconferencing Service	All Other Expense
145	003751	7/17/2003	COLO. DEPT. OF AGRICULTURE	84		84	Calibration of Weights	All Other Expense
146	003752	7/17/2003	COMPUTERSHARE	691		691	Shareholders Listing	All Other Expense
147	003753	7/17/2003	E TRADE	2,022		2,022	WorkGroup Service	All Other Expense
148	003754	7/17/2003	EXPRESS SERVICES, INC.	1,852		1,852	Temporary Services	All Other Expense
149	003755	7/17/2003	FEDERAL EXPRESS	200		200	Freight	All Other Expense
150	003756	7/17/2003	FEDEX FREIGHT	50		50	Freight	All Other Expense
151	003757	7/17/2003	GREAT WESTERN BUG MAN	52		52	Pesitcide Service	All Other Expense
152	003758	7/17/2003	NANA HANLON	480		480	Contract Service	All Other Expense
153	003759	7/17/2003	VOID	-		-	Void	Void
154	003760	7/17/2003	VOID	-		-	Void	Void
155	003761	7/17/2003	INDUSTRIAL CHEMICALS CORP.	9,908		9,908	Inventory	Inventory
156	003762	7/17/2003	JEAN PAULSON-KISLESKY	307		307	Employee Expense Report	All Other Expense
157	003763	7/17/2003	KC MAINTENANCE & SNOW REMOVAL	298		298	Lawn Maintenance Service	All Other Expense
158	003764	7/17/2003	KELLY SERVICES	2,226		2,226	Temporary Services	All Other Expense
159	003765	7/17/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expense
160	003766	7/17/2003	KENNETH CLEVELAND ASSOCIATES	4,223		4,223	Expense Reimbursement	All Other Expense
161	003767	7/17/2003	M TECH	302		302	Operating Supplies	All Other Expense
162	003768	7/17/2003	MCDONALD FARMS ENTERPRISES	1,710		1,710	Waste Removal Service	All Other Expense
163	003769	7/17/2003	VOID	-		-	Void	Void
164	003770	7/17/2003	VOID	-		-	Void	Void
165	003771	7/17/2003	HITACHI HIGH TECHNOLOGIES	471		471	Operating Supplies	All Other Expense
166	003772	7/17/2003	MCMASTER-CARR	63		63	Operating Supplies	All Other Expense
167	003773	7/17/2003	MOUNTAIN SCALES, INC.	915		915	Operating Supplies	All Other Expense
168	003774	7/17/2003	NATIONSRENT	46		46	Rental of Equipment	All Other Expense
169	003775	7/17/2003	NEXTEL COMMUNICATIONS	99		99	Cell Phone Service - Hauser Park	All Other Expense
170	003776	7/17/2003	PONDELWILKINSON MS&L	1,586		1,586	Professional Services	All Other Expense
171	003777	7/17/2003	PRODUCTS DISTRIBUTION, INC.	2,365		2,365	Inventory	Inventory
172	003778	7/17/2003	QWEST	136		136	Phone Serivce - Hauser	All Other Expense
173	003779	7/17/2003	QWEST INTERPRISE AMERICA, INC.	50		50	Web Posting - Hauser	All Other Expense
174	003780	7/17/2003	ST. VRAIN SANITATION DISTRICT	15,460		15,460	Excessive Pollutant Surcharge	All Other Expense
175	003781	7/17/2003	SERVICE UNIFORM RENTAL	273		273	Uniform Service	All Other Expense
176	003782	7/17/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expense
177	003783	7/17/2003	TOLIN MECHANICAL SYSTEMS CO.	455		455	Operating Supplies	All Other Expense
178	003784	7/17/2003	UNITED POWER	12,574		12,574	Electric Service - Hauser	All Other Expense
179	003785	7/17/2003	UNITED RENTALS	552		552	Operating Supplies	All Other Expense
180	003786	7/17/2003	VWR INTERNATIONAL	1,718		1,718	Operating Supplies	All Other Expense
181	003787	7/17/2003	VOID	-		-	Void	Void
182	003788	7/17/2003	VOID	-		-	Void	Void
183	003789	7/17/2003	WASTE MANAGEMENT	101		101	Roll-Off - June	All Other Expense
184	003790	7/17/2003	WESTERN DISPOSAL SERVICES	1,559		1,559	Trash Disposal - June	All Other Expense

-auser, nc

Debtor In Possession Interim Statement #4

July 1 to July 31, 2003

Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
185	003791	7/17/2003	JCM FREIGHT	2,034		2,034	Inventory-Freight	Inventory
186	003792	7/17/2003	US FILTER	10		10	Operating Supplies	All Other Expense
187	003793	7/17/2003	COVANCE LABORATORIES		324	324	Product Testing	All Other Expense
188	003794	7/17/2003	COVANCE LABORATORIES	640		640	Product Testing	All Other Expense
189	003795	7/17/2003	SAUL BENNETT	804		804	Consulting/Credit Manager	All Other Expense
190	003796	7/17/2003	BUREAU OF ALCOHOL, TOBACCO & FIREARMS	1,750		1,750	2004 Special Tax Renewal	All Other Expense
191	003797	7/17/2003	SUNLINE EXPRESS SERVICES, INC.		2,421	2,421	Inventory-Freight	Inventory
192	003798	7/21/2003	COVANCE LABORATORIES	1,104		1,104	Product Testing	All Other Expense
193	003799	7/21/2003	BOYERS COFFEE	89		89	Operating Supplies	All Other Expense
194	003800	7/21/2003	COVANCE LABORATORIES	764		764	Product Testing	All Other Expense
195	003801	7/21/2003	FLUID TECHNOLOGIES	1,415		1,415	Operating Supplies	All Other Expense
196	003802	7/21/2003	KALYX.COM	26		26	Operating Supplies	All Other Expense
197	003803	7/21/2003	COVANCE LABORATORIES		1,200	1,200	Product Testing	All Other Expense
198	003804	7/22/2003	COLO. DEPT. OF AGRICULTURE	390		390	Licensing Fee - Scales	All Other Expense
199	003805	7/22/2003	INDUSTRIAL CHEMICALS CORP.	1,034		1,034	Inventory	Inventory
200	003806	7/22/2003	SUNLINE EXPRESS		1,789	1,789	Inventory-Freight	Inventory
201	003807	7/24/2003	AMZAC ENTERPRISES, INC.		875	875	Inventory	Inventory
202	003808	7/24/2003	CBT INTERNATIONAL, INC.		6,300	6,300	Inventory	Inventory
203	003809	7/24/2003	COACH INDUSTRIES INC.		8,125	8,125	Inventory	Inventory
204	003810	7/24/2003	DEDOLA INTERNATIONAL, INC.		2,796	2,796	Inventory	Inventory
205	003811	7/24/2003	FLAROMA		27,034	27,034	Inventory	Inventory
206	003812	7/24/2003	MODESTI BROTHERS, INC.		153	153	Inventory	Inventory
207	003813	7/24/2003	NATIONAL KASHRUTH		3,000	3,000	2003/2004 Certification - Biomer/BIE	All Other Expense
208	003814	7/24/2003	QWEST		41	41	Phone Service - Boonton	All Other Expense
209	003815	7/24/2003	UNITED PARCEL SERVICES		113	113	Freight	All Other Expense
210	003816	7/24/2003	COVANCE LABORATORIES		762	762	Inventory	Inventory
211	003817	7/24/2003	SHUSTER LABRATORIES		280	280	Product Testing	Inventory
212	003818	7/24/2003	ACT TELECONFERENCING SERVICES	123		123	Teleconferencing Service	All Other Expense
213	003819	7/24/2003	AICCO	62,139		62,139	Busniness Insurance	Insurance
214	003820	7/24/2003	DENVER RESERVE	598		598	Payroll	All Other Expense
215	003821	7/24/2003	EXPRESS SERVICES, INC.	1,852		1,852	Temporary Services	All Other Expense
216	003822	7/24/2003	FEDERAL EXPRESS	159		159	Inventory	Inventory
217	003823	7/24/2003	INDUSTRIAL CHEMICALS CORP.	5,659		5,659	Inventory	Inventory
218	003824	7/24/2003	JENNIFER YANCHE	37		37	Employee Expense Report	All Other Expense
219	003825	7/24/2003	KC MAINTENANCE & SNOW REMOVAL	240		240	Lawn Maintenance Service	All Other Expense
220	003826	7/24/2003	KELLY SERVICES	2,484		2,484	Temporary Services	All Other Expense
221	003827	7/24/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Fees	All Other Expense
222	003828	7/24/2003	MMS WEST	57		57	Office Supplies	All Other Expense
223	003829	7/24/2003	BLACKHAWK EQUIPMENT CORP.	767		767	Operating Supplies	All Other Expense
224	003830	7/24/2003	NOLAN ANDERSON	33		33	Employee Expense Report	All Other Expense
225	003831	7/24/2003	QWEST	120		120	Phone Service - Hauser	All Other Expense
226	003832	7/24/2003	SAUL BENNETT	804		804	Consulting/Credit Manager	All Other Expense
227	003833	7/24/2003	SERVICE UNIFORM RENTAL	298		298	Uniform Service	All Other Expense
228	003834	7/24/2003	THOMAS HANLON	9		9	Expense Reimbursement	All Other Expense
229	003835	7/24/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Fees	All Other Expense
230	003836	7/24/2003	VOID	-		-	Void	Void

⁻auser, Inc
Debtor In Possession Interim Statement #4
July 1 to July 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
231	003837	7/24/2003	JENNIFER YANCHE	494		494	Petty Cash - El Segundo Office	All Other Expense
232	003838	7/29/2003	SUNLINE EXPRESS SYSTEMS, INC.		8,740	8,740	Inventory-Freight	Inventory
233	003839	7/29/2003	PROCESS TECHNOLOGIES	3,078		3,078	Inventory	Inventory
234	003840	7/29/2003	KEVIN ZINN	3,475		3,475	Payroll	Payroll
235	003841	7/30/2003	BI NUTRACEUTICALS		240	240	Product Testing	Inventory
236	251902	7/16/2003	TRANSPORTATION RESOURCES, INC.	800		800	Inventory	Inventory
237	ED7/03	7/3/2003	UNITED PARCEL SERVICE	150		150	Shipping	All Other Expense
238	ED7/10	7/10/2003	UNITED PARCEL SERVICE	154		154	Shipping	All Other Expense
239	ED7/17	7/17/2003	UNITED PARCEL SERVICE	1,087		1,087	Shipping	All Other Expense
240	ED7/24	7/25/2003	UNITED PARCEL SERVICE	254		254	Shipping	All Other Expense
241	GJ0388	7/21/2003	WELLS FARGO BANK, N.A.	1,544		1,544	Analysis fee	All Other Expense
242	GJ0388	7/31/2003	WELLS FARGO BANK, N.A.	48,262		48,262	Bank LOC interest	Interest
243	GJ0388	7/2/2003	ZUELLIG BOTANICALS	150,000		150,000	Zuelig cost sharing	Zuelig cost sharing
244	GJ0388	7/15/2003	ZUELLIG BOTANICALS	150,000		150,000	Zuelig cost sharing	Zuelig cost sharing
245	GJ0388	7/31/2003	ZUELLIG BOTANICALS	150,000		150,000	Zuelig cost sharing	Zuelig cost sharing
246	GJ0388	7/8/2003	PAYROLL, DATE 7/11 DDP	70,659		70,659	Salary expense	Payroll
247	GJ0388	7/22/2003	PAYROLL, DATE 7/25 DDP	107,006		107,006	Salary expense	Payroll
248	Pyrll Checks	7/8/2003	PAYROLL, DATE 7/11 CHECKS	10,554		10,554	Salary expense	Payroll
249	Pyrll Checks	7/22/2003	PAYROLL, DATE 7/25 CHECKS	11,932		11,932	Salary expense	Payroll
250	GJ0386	7/7/2003	ADP	702		702	Payroll fees	All Other Expense
251	GJ0386	7/18/2003	ADP	193		193	Payroll fees	All Other Expense
252	W23C	7/22/2003	MEDITERANEAN ESSENTIAL OILS	8,000		8,000	Inventory	Inventory
253	W701A	7/1/2003	GUANGZHOU GUNFLAK IMP & EXP.		51,385	51,385	Inventory	Inventory
254	W701B	7/1/2003	WATKINS FREIGHT DEPARTMENT		10,000	10,000	Freight	All Other Expense
255	W702A	7/2/2003	WELCH LABORATORIES, INC.		11,895	11,895	Inventory	Inventory
256	W702B	7/2/2003	SHANGHAI MEDICINES		2,800	2,800	Inventory	Inventory
257	W702C	7/2/2003	PREMIUM PROCESSING		15,732	15,732	Inventory	Inventory
258	W702D	7/2/2003	MB NORTH AMERICA, INC.		44,083	44,083	Inventory	Inventory
259	W702E	7/2/2003	BYRON CHEMICAL COMPANY, INC		26,000	26,000	Inventory	Inventory
260	W702F	7/2/2003	BIO DAR, LTD		18,500	18,500	Inventory	Inventory
261	W703A	7/3/2003	CHEMSOURCE INTERNATIONAL, INC.		673	673	Inventory	Inventory
262	W703B	7/3/2003	MONTGOMERY CHEMICALS		34,538	34,538	Inventory	Inventory
263	W703C	7/3/2003	LALILAB, INC.		11,250	11,250	Inventory	Inventory
264	W703D	7/3/2003	NORTHLAND IMPORTS LLC		20,350	20,350	Inventory	Inventory
265	W703E	7/3/2003	DMH INGREDIENTS		20,125	20,125	Inventory	Inventory
266	W707A	7/7/2003	GUANGZHOU GUNFLAK IMP & EXP.		51,385	51,385	Inventory	Inventory
267	W707B	7/7/2003	SHANGHAI MEDICINES		55,135	55,135	Inventory	Inventory
268	W707C	7/7/2003	HUBEI GUANGJI		6,135	6,135	Inventory	Inventory
269	W708B	7/8/2003	PUTNAM CORPORATE SERVICES	5,837		5,837	401K Payments	All Other Expense
270	W708C	7/8/2003	PITTRA G.B. INTERNATIONAL INC.	12,125		12,125	Inventory	Inventory
271	W709A	7/9/2003	INTERPHARM LTD.		100,359	100,359	Inventory	Inventory
272	W709B	7/9/2003	BI NUTRACEUTICALS		5,603	5,603	Inventory	Inventory
273	W709C	7/9/2003	SJZ PHARM USA, INC.		16,250	16,250	Inventory	Inventory
274	W709D	7/9/2003	VITA-PAKT CITRUS PRODUCTS CO.		1,414	1,414	Inventory	Inventory
275	W709E	7/9/2003	PREMIUM PROCESSING		223	223	Inventory	Inventory
276	W709F	7/9/2003	LONZA GROUP		13,000	13,000	Inventory	Inventory

Hauser, Inc
Debtor In Possession Interim Statement #4
July 1 to July 31, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
277	W709G	7/9/2003	QUFU HAITAO INC.		1,000	1,000	Inventory	Inventory
278	W709H	7/9/2003	SHANGHAI FREEMEN INT'L TRADING		33,800	33,800	Inventory	Inventory
279	W709I	7/9/2003	LALLEMAND		13,271	13,271	Inventory	Inventory
280	W710A	7/10/2003	ZHEJIANG CHEMICALS		16,635	16,635	Inventory	Inventory
281	W710B	7/10/2003	PRIMERA FOODS, ZUMBRO		3,568	3,568	Inventory	Inventory
282	W711A	7/11/2003	SHANGHAI FREEMEN INT'L TRADING		1,600	1,600	Inventory	Inventory
283	W711B	7/11/2003	SJZ PHARM USA, INC.		83,000	83,000	Inventory	Inventory
284	W715A	7/15/2003	WATKINS FREIGHT DEPARTMENT		10,000	10,000	Inventory	Inventory
285	W716A	7/16/2003	KENDALL FROZEN FRUITS, INC.	33,000		33,000	Inventory	Inventory
286	W716B	7/16/2003	AIDP, INC		3,660	3,660	Inventory	Inventory
287	W716C	7/16/2003	SHANGHAI FREEMEN INT'L TRADING		34,500	34,500	Inventory	Inventory
288	W716D	7/16/2003	LALLEMAND		4,418	4,418	Inventory	Inventory
289	W717A	7/17/2003	QUFU HAITAO, INC		25,000	25,000	Inventory	Inventory
290	W717B	7/17/2003	BARRINGTON CHEMICAL		3,300	3,300	Inventory	Inventory
291	W717C	7/17/2003	ITOCHU SPECIALITY CHEMICALS	38,980		38,980	CRO Supplies (reimbursed)	All Other Expense
292	W721A	7/21/2003	BI NUTRACEUTICALS		28,781	28,781	Inventory	Inventory
293	W723A	7/23/2003	GUANGZHOU GUNFLAK IMP & EXP.		20,500	20,500	Inventory	Inventory
294	W723B	7/22/2003	PURE WORLD	16,400		16,400	Inventory	Inventory
295	W723D	7/23/2003	WATKINS FREIGHT DEPARTMENT		20,000	20,000	Inventory	Inventory
296	W724A	7/24/2003	SJZ PHARM USA, INC		7,750	7,750	Inventory	Inventory
297	W724B	7/24/2003	SHANGHAI MEDICINES		55,135	55,135	Inventory	Inventory
298	W724C	7/24/2003	PUTMAN CORPORATE SERVICES	5,306		5,306	401K Payments	Inventory
299	W725A	7/25/2003	SHANGHAI MEDICINES		39,735	39,735	Inventory	Inventory
300	W725B	7/25/2003	PREMIUM PROCESSING	4,974		4,974	Inventory	All Other Expense
301	W725C	7/25/2003	MB NORTH AMERICA		9,350	9,350	Inventory	Inventory
302	W725D	7/25/2003	DMH INGREDIENTS		26,231	26,231	Inventory	Inventory
303	W725F	7/25/2003	MONTGOMERY CHEMICAL		19,210	19,210	Inventory	Inventory
304	W728A	7/28/2003	PURE WORLD	8,200		8,200	Inventory	Inventory
305	W729A	7/29/2003	KENDALL FROZEN FRUITS	4,914		4,914	Inventory	Inventory
306	W729B	7/29/2003	BIO DAR LTD.		11,060	11,060	Inventory	Inventory
307	W729C	7/29/2003	PAULAUR CORPORATION		1,843	1,843	Inventory	Inventory
308	W730A	7/30/2003	SHANGHAI MEDICINES		104,665	104,665	Inventory	Inventory
309	W730B	7/30/2003	QINGDAO JIANONAN		26,385	26,385	Inventory	Inventory
310	W730C	7/30/2003	QINGDAO JIANONAN		26,385	26,385	Inventory	Inventory
311	W730D	7/30/2003	BAJAJ HEALTHCARE		58,635	58,635	Inventory	Inventory
312	W730E	7/30/2003	BYRON CHEMICAL		26,000	26,000	Inventory	Inventory
313	W730F	7/30/2003	LALLEMAND		3,888	3,888	Inventory	Inventory
314	W730G	7/30/2003	LALLEMAND		5,079	5,079	Inventory	Inventory
315	W731A	7/31/2003	AIDP, INC		5,250	5,250	Inventory	Inventory
				1,225,466	1,648,434	2,873,900		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor in Possession Interim Statement** Statement Number: 4 For the period- FROM: July 1, 2003 TO: July 31, 2003

RECEIVED
2003 AUG 15 P 1:06
OFFICE OF US TRUSTEE
LOS ANGELES CA

CASH ACTIVITY ANALYSIS (Cash Basis Only)	General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements	1,402,104	-	-
B. Less: Total Disbursements per all Prior Statements	1,287,397	-	-
C. Beginning Balance (A less B)	114,707		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
7-03-03 - Customer Receipts	62,037		
7-10-03 - Customer Receipts	3,655		
7-11-03 - Customer Receipts	671,114		
7-25-03 - Customer Receipts	22,885		
7-28-03 - Customer Receipts	208,875		
7-31-03 - Customer Receipts	34,802		
From Detail Sheet "D"			
TOTAL RECEIPTS THIS PERIOD (D):	1,003,368	-	-
E. Balance Available (C plus D)	1,118,075	-	-
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)			
From Detail Sheet "F"	493,247	-	-
TOTAL DISBURSEMENTS THIS PERIOD (F):	493,247	-	-
G. Ending Balance (E less F)	624,828	-	-

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063840
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086361
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	Denver, CO	not to exceed $1,000

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: 8/13/03

Thomas W. Hanlon

Debtor In Possession or Trustee Signature
Secretary / Treasurer

Office of the United States Trustee

In re: Hauser Technical Services, Inc.		Debtor In Possession Interim Statement	
A Delaware Corporation		Statement Number:	4
		For the period:	
	Debtor	FROM:	7/1/2003
Chapter 11 Case No:	LA 03-18798-BB	TO:	7/31/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
7/1/2003	11426	6800 Broadway Business Center, LLC	Rent-CC	27,175		
7/1/2003	11427	AT&T Wireless Services	Other	105		
7/1/2003	11428	Biopharma Compliance Services, LLC	Contract QA Services	3,200		
7/1/2003	11429	Elemental Research, Inc.	Outside Lab Work	4,370		
7/1/2003	11430	Elliott Mead	Exp Report	108		
7/1/2003	11431	Federal Express	Other	538		
7/1/2003	11432	Jackie L. Nelson	Exp Rep - Mileage	66		
7/1/2003	11433	Melissa Varner	Exp Rep - Recruit Lunch	37		
7/1/2003	11434	Mile Hi Culligan Water, Inc.	Other	265		
7/1/2003	11435	Nelson Laboratories, Inc.	Other	115		
7/1/2003	11436	Restek Corporation	Other	138		
7/1/2003	11437	Sigma-Aldrich	Other	199		
7/1/2003	11438	Todd Klimkowsky	Exp Rep-Mileage/Supplies	96		
7/1/2003	11439	Trinity Capital Corporation	Other	261		
7/1/2003	11440	V W R Scientific, Inc.	Other	823		
7/1/2003	11441	Waters Corporation	Equip. Maint./June	3,274		
7/1/2003	11442	Woodspear Properties	Rent-GB	16,770		
7/2/2003	11443	Aetna (Dental)	Emp. Benefits/Dental	2,542		
7/2/2003	11444	CGLIC-Phoenix EASC	Emp. Benefits/Med Ins	22,442		
7/10/2003	11445	Denver Reserve	Other	788		
7/10/2003	11446	GE Capital	Equip. Lease/Copiers	1,029		
7/10/2003	11447	Ikon Office Solutions	Other	412		
7/10/2003	11448	IONICS Instrument Business Group	Equip. Maint.	3,238		
7/10/2003	11449	McGuckin Hardware, Inc.	Other	120		
7/10/2003	11450	Office Max	Other	155		
7/10/2003	11451	QWEST - 023B (was 179B)	Other	163		
7/10/2003	11452	QWEST - 146B (was 421B)	Other	325		
7/10/2003	11453	QWEST - 564B (was 701B)	Other	50		
7/10/2003	11454	Qwest 692B (was 723B)	Other	909		
7/10/2003	11455	Univance Telecommunications, Inc.	Other	269		
7/10/2003	11456	Vision Service Plan	Other	244		
7/10/2003	11457	W W Grainger, Inc.	Other	69		
7/10/2003	11458	Waste Management of Denver	Other	66		
7/15/2003	11459	Advanced Trailer Leasing	Other	138		
7/15/2003	11460	Airgas Dry Ice	Other	371		
7/15/2003	11461	Aramark	Other	95		
7/15/2003	11462	Ben Hughes	Exp Rep-Mileage	130		
7/15/2003	11463	Biopharma Compliance Services, LLC	Contract QA Services	3,200		
7/15/2003	11464	Biotest Diagnostics Corporation	Other	289		
7/15/2003	11465	Brinkmann Instruments, Inc.	Other	328		
7/15/2003	11466	Cole-Parmer Instrument Co.	Other	711		
7/15/2003	11467	Corporate Express	Other	299		
7/15/2003	11468	Denver Valve & Fitting Co.	Other	45		
7/15/2003	11469	Federal Express	Shipping	1,741		
7/15/2003	11470	Full Spectrum Analytics, Inc.	Equip. Maint.	5,854		
7/15/2003	11471	Galbraith Laboratories, Inc.	Outside Lab Work	1,923		
7/15/2003	11472	Hauser (Microbac)	Other	925		
7/15/2003	11473	Ikon Office Solutions	Other	216		
7/15/2003	11474	Iron Mountain	Other	150		
7/15/2003	11475	Janelle Bailey	Exp Rep - Mileage	47		
7/15/2003	11476	Jeol USA, Inc.	Equip. Maint.	1,560		
7/15/2003	11477	Keith Jepsen	Environmental Consulting	400		

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	Debtor in Possession Interim Statement
A Delaware Corporation	Statement Number: 4
	For the period:
Debtor	FROM: 7/1/2003
Chapter 11 Case No: LA 03-18798-BB	TO: 7/31/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
7/15/2003	11478	Lab Safety Supply, Inc.	Other	63		
7/15/2003	11479	Label Master	Other	272		
7/15/2003	11480	Laboratory Supply Distributors, Corp.	Other	64		
7/15/2003	11481	Linweld, Inc.	Other	448		
7/15/2003	11482	Margaret Thompson	Exp Rep - Mileage, Paint	266		
7/15/2003	11483	Melissa Varner	Exp Rep - Working Lunch	140		
7/15/2003	11484	Mtech	Other	724		
7/15/2003	11485	Nelson Laboratories, Inc.	Other	140		
7/15/2003	11486	Neopost Leasing (San Francisco)	Other	212		
7/15/2003	11487	North Pecos Water & Sanitation	Other	19		
7/15/2003	11488	Omega Engineering, Inc.	Other	51		
7/15/2003	11489	Orkin Exterminating	Other	130		
7/15/2003	11490	QWEST - 469B	Other	476		
7/15/2003	11491	Qwest 230M	Other	138		
7/15/2003	11492	Qwest Internet Solutions	Other	50		
7/15/2003	11493	Service Uniform Rental - DV	Other	157		
7/15/2003	11494	Tina L. Nelson	Exp Rep - Mileage	67		
7/15/2003	11495	Univ of Colorado Tech Research Cntr	Other	20		
7/15/2003	11496	USFilter	Other	110		
7/15/2003	11497	V W R Scientific, Inc.	Supplies/Chemicals	1,323		
7/15/2003	11498	Waters Corporation	Equip. Maint./July	3,274		
7/15/2003	11499	Xcel Energy	Utilities/CC & GB	13,151		
7/17/2003	11500	City of Boulder -Sales Tax Division	Other	57		
7/17/2003	11501	Colorado Department of Revenue	Other	897		
7/24/2003	11502	Acordia	Other	863		
7/24/2003	11503	Aetna (Dental)	Emp. Benefits/Dental	2,099		
7/24/2003	11504	Airgas Dry Ice	Other	83		
7/24/2003	11505	Allen Scientific Glass, Inc.	Equip Repair/Glassware	1,516		
7/24/2003	11506	AT&T Wireless Services	Other	121		
7/24/2003	11507	Boulder Security Center	Other	19		
7/24/2003	11508	Brinkmann Instruments, Inc.	Other	173		
7/24/2003	11509	CDW Computer Centers, Inc.	Other	470		
7/24/2003	11510	Chemical Abstract Service	Library Info/Online Service	3,850		
7/24/2003	11511	Cleaning Service	Other	350		
7/24/2003	11512	Cole-Parmer Instrument Co.	Supplies	6,672		
7/24/2003	11513	Denver Reserve	Other	805		
7/24/2003	11514	Elemental Research, Inc.	Other	770		
7/24/2003	11515	Federal Express	Other	448		
7/24/2003	11516	Galbraith Laboratories, Inc.	Other	995		
7/24/2003	11517	Glacier Tek, Inc	Other	329		
7/24/2003	11518	Ikon Office Solutions	Other	684		
7/24/2003	11519	ISPE	Other	140		
7/24/2003	11520	Jefferson Pilot Financial Insurance Co.	Other	918		
7/24/2003	11521	Lennon Smith Advisors, LLC	Other	83		
7/24/2003	11522	Linweld, Inc.	Other	277		
7/24/2003	11523	Milestone Presentations, LLC	Other	800		
7/24/2003	11524	Mtech	Other	174		
7/24/2003	11525	Orkin Exterminating	Other	323		
7/24/2003	11526	QA Balance Services, Inc.	Other	639		
7/24/2003	11527	Qwest - 922B (was 612B)	Other	142		
7/24/2003	11528	Qwest 231B	Other	927		
7/24/2003	11529	RockyNet.com, Inc.	Other	900		

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	Debtor In Possession Interim Statement
A Delaware Corporation	Statement Number: 4
	For the period:
Debtor	FROM: 7/1/2003
Chapter 11 Case No: LA 03-18798-BB	TO: 7/31/2003

Date of Disbursement	Check Number	Payee		Purpose	General Account	Payroll Account	Tax Account
7/24/2003	11530	Service Uniform Rental - DV		Other	86		
7/24/2003	11531	Spring USA, Inc. (was Gold Star)		Bldg Main/Cleaning	1,700		
7/24/2003	11533	Trinity Capital Corporation		Other	427		
7/24/2003	11532	Tri-R Systems, Inc.		Other	58		
7/24/2003	11534	UDI, The Sandwichman		Other	253		
7/24/2003	11535	V W R Scientific, Inc.		Supplies/Chemicals	2,721		
7/24/2003	11536	W W Grainger, Inc.		Other	257		
7/24/2003	11537	Wyatt Technology Corp		Service Contract	3,960		
7/8/2003	Wire Trnsf	Payroll 7-10 - Direct Deposit		Payroll & Payroll Taxes	45,364		
7/8/2003	Wire Trnsf	Payroll 7-10 - Taxes		Payroll & Payroll Taxes	22,940		
7/8/2003	Pyrl Cks	Payroll 7-10 - Checks		Payroll & Payroll Taxes	12,279		
7/22/2003	Wire Trnsf	Payroll 7-24 - Direct Deposit		Payroll & Payroll Taxes	49,476		
7/22/2003	Wire Trnsf	Payroll 7-24 - Taxes		Payroll & Payroll Taxes	26,284		
7/22/2003	Pyrl Cks	Payroll 7-24 - Checks		Payroll & Payroll Taxes	13,264		
7/10/2003	Wire Trnsf	Putnam Investments		401 K Deposit	5,269		
7/24/2003	Wire Trnsf	Putnam Investments		401 K Deposit	5,276		
7/8/2003	Wire Trnsf	Automatic Data Processing		Payroll Processing Fee	302		
7/18/2003	Wire Trnsf	Automatic Data Processing		Payroll Processing Fee	236		
7/17/2003	Wire Trnsf	Itochu Specialty Chemicals		Materials/Sepa Beads	38,980		
7/22/2003	Acnt Trnsf	Wells Fargo	#	Bank Fee	515		
7/31/2003	Acnt Trnsf	Hauser Inc.	#	Admin Fees & Interest	107,000		
TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1)					493,247		